Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
James A. Lebovitz james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

September 17, 2018

VIA EDGAR

Raymond Be, Esq.

Marianne Dobelbower, Esq.

David Manion

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation

Registration Statement on Form N-14 (File No. 333-226410)

Dear Messrs. Be and Manion and Ms. Dobelbower:

On behalf of FS Investment Corporation (the “Company” or “FSIC”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) in telephone conversations on August 16, 2018, August 30, 2018 and September 12, 2018 regarding the Company’s Registration Statement on Form N-14 (File No. 333-226410) (the “Registration Statement”) and the prospectus included therein. For your convenience, a summary of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Registration Statement. All page references are to page numbers in the Registration Statement.

Accounting Comments

Generally

1. Supplementally confirm that a consent of Öhrlings PricewaterhouseCoopers AB will be included in pre-effective amendments to the Registration Statement for the financial statements of Hilding Anders.

The Company supplementally confirms that a consent of Öhrlings PricewaterhouseCoopers AB will be filed as an exhibit in future filings of pre-effective amendments to the Registration Statement.

Raymond Be, Esq. Marianne Dobelbower, Esq. David Manion September 17, 2018 Page 2

Questions and Answers about the Merger

2. Disclose the estimate of costs that each of the Company and Corporate Capital Trust, Inc. (“CCT”) will bear in connection with the merger of the Company and CCT (the “Merger”).

The Company will update the Registration Statement to disclose the estimate of costs that each of the Company and CCT expect to bear in connection with the Merger.

3. To the extent applicable, please include disclosure in the “Questions and Answers about the Merger” to the effect that the Company and CCT do not anticipate any significant portfolio repositioning in connection with the Merger.

The Company will update the disclosure in the Registration Statement to the effect that the Company and CCT do not anticipate any significant portfolio repositioning in connection with the Merger.

Reasons for the Merger

4. The disclosure states that there will be no dilution related to the Merger because it is being conducted on a net asset value (“NAV”) for NAV basis. However, the pro forma financials include disclosure that there will be a write-down of approximately $350 million. Please update the disclosure to indicate (i) whether the assets that are being written down will be marked back up after consummation of the Merger, (ii) whether the write-down impacts the dilution analysis and (iii) to the extent assets are being marked back up after consummation of the Merger, whether the Advisor will be entitled to an incentive fee relating to any associated unrealized gain.

The Company will update the disclosure in the pro forma financials to reflect that (i) the assets that are being written down will be marked back up immediately after consummation of the Merger, (ii) as a result of this mark up, the write-down has no impact on the dilution analysis, (iii) the Advisor will not be entitled to an incentive fee on capital gains in respect of any unrealized gains or unrealized appreciation associated with these adjustments and (iv) the Proposed Advisory Agreement provides that unrealized appreciation and unrealized depreciation recognized as a result of the purchase accounting for the Merger will have no bearing on determining the cap on the subordinated incentive fee on income.

Raymond Be, Esq. Marianne Dobelbower, Esq. David Manion September 17, 2018 Page 3

Fee Table

5. Supplementally confirm that the fees and expenses shown in the table are current.

The Company supplementally confirms that the fees and expenses shown in the table are current.

6. The CCT financial disclosure as of December 31, 2017 included an expense ratio of 6.82%, but the fee table in the Registration Statement shows an expense ratio for CCT of 9.28%. Supplementally confirm what accounts for the difference.

The Company submits that the higher expense ratio is due to an increase in the assumed utilization of borrowings by CCT as of March 31, 2018 as compared to actual borrowings as of December 31, 2017 and an increase in CCT’s incentive fees based on annualizing the incentive fees accrued for the three months ended March 31, 2018 as compared to the incentive fees actually accrued for the year ended December 31, 2017.

Unaudited Pro Forma Condensed Consolidated Financials

General

7. Supplementally confirm that the figures and pro forma information presented in the pro forma consolidated financials are accurate.

The Company supplementally confirms that the figures and pro forma information presented in the pro forma consolidated financials are accurate.

8. Please move the footnotes to the pro forma financials so that they appear earlier in the pro forma financials.

The Company will update the Registration Statement to move the footnotes to the pro forma financials so that they appear after the statements of operations.

9. If the Company and CCT are bearing the costs of the Merger, disclose pro forma adjustments in the pro forma statements of operations, or, alternatively, in the statement of assets and liabilities if these amounts are accrued.

The Company will update the pro forma financials in the Registration Statement to reflect the requested disclosure.

Raymond Be, Esq. Marianne Dobelbower, Esq. David Manion September 17, 2018 Page 4

10. While accepting the Company’s asset acquisition accounting treatment included in the Company’s pro forma financials, the Staff noted its concerns in light of the presentation of the discount associated with the purchase price of the Merger. The Staff informed the Company that, in the future, the accounting treatment to be accorded transactions similar to the Merger may be different. Please include in the Company’s post-Merger filings with the SEC in the applicable Statements of Operations and Financial Highlights a separate line item reporting unrealized appreciation due to merger accounting.

The Company acknowledges the Staff’s concerns and supplementally confirms that the Company will include the separate line item as requested.

11. Please update the pro forma financials to reflect financials for the period ended June 30, 2018.

The Company will update the pro forma financials in the Registration Statement to reflect financials for the period ended June 30, 2018.

Notes to Pro Forma Condensed Consolidated Financial Statements

12. Please add the following footnotes: (i) use of estimates, (ii) valuation policies (general statement), (iii) tax status and (iv) allocation of the Merger costs.

The Company will update the pro forma financials in the Registration Statement to reflect the requested footnotes.

Capitalization Table

13. Please update the capitalization table to show the impact of any adjustments related to the Merger. Please add a column to show these adjustments and revise table to provide (i) number of shares outstanding for each of the Company, CCT and the combined entity on a pro forma basis and (ii) the NAV per share for each of the Company, CCT and the combined entity on a pro forma basis.

The Company will update the capitalization table to reflect the requested disclosure.

Raymond Be, Esq. Marianne Dobelbower, Esq. David Manion September 17, 2018 Page 5

Disclosure Comments

Generally

14.	The Registration Statement contains a significant amount of redundant disclosure. Please review and eliminate any unnecessary redundancies.

The Company will revise the Registration Statement to eliminate certain redundancies.

Questions and Answers about the Merger

15.

We note that the response to the question “How does FSIC’s investment objective and strategy differ from CCT’s?” does not seem to state any differences but rather only similarities. Please consider discussing some of the differences to the extent applicable.

FSIC and CCT have substantially identical investment objectives. The Company will revise its response to the question “How does FSIC’s investment objective and strategy differ from CCT’s?” to highlight the similarities and differences between FSIC and CCT’s investment strategies.

Summary of the Merger

16.	We note that “Determination Date” is defined in the second to last paragraph. Please consider adding this to the list of defined terms included on Page 1.

The Company will add the definition of “Determination Date” to the list of defined terms on Page 1.

17.

In the last bullet, the disclosure states that the market price of FSIC Common Stock after the Merger may be affected by factors different from those currently affecting FSIC Common Stock. Please briefly describe such factors in the disclosure.

The Company will revise the disclosure to describe the factors different from those currently affecting FSIC Common Stock that will affect FSIC Common Stock after the Merger. The

Raymond Be, Esq. Marianne Dobelbower, Esq. David Manion September 17, 2018 Page 6

Company respectfully also directs the Staff to the risk factor entitled “The market price of FSIC Common Stock after the Merger may be affected by factors different from those affecting FSIC Common Stock currently” on page 34 of the Registration Statement.

18.

In the first paragraph of the section titled “Reasons for the Merger—FSIC”, the disclosure states that “FSIC stockholders will not suffer any dilution as a result of the Merger.” If applicable, please clarify the disclosure to state whether this means only economic dilution and not voting dilution.

The Company will revise this paragraph to clarify that the disclosure refers to economic dilution, not voting dilution. Existing FSIC stockholders will experience voting dilution in connection with the issuance of FSIC common stock as merger consideration.

Generally

19.

As to FSIC and CCT and the combined company, please compare, as applicable, investment objectives and policies, distribution and purchase procedures and exchange rights, redemption procedures and any other significant considerations. Please highlight any differences. See Item 3(b) of Form N-14.

A comparison of the investment objectives and policies of FSIC, CCT and the combined company will be included in response to the question “How does FSIC’s investment objective and strategy differ from CCT’s?” under “Questions and Answers about the Merger.” The Company will revise the Registration Statement to include a comparison of the distribution and purchase procedures and exchange rights and redemption procedures of the Company, CCT and the combined company.

20.	The disclosure refers to CCT’s equity interest in a joint venture with Conway Capital. In this disclosure, please provide a brief description of Conway Capital.

Conway Capital is a special purpose vehicle formed by Guggenheim Life and Annuity Company and Delaware Life Insurance Company to invest in the joint venture with CCT. Conway Capital does not have an independent business apart from its participation in the joint venture. The Company will revise the disclosure to clarify the nature of Conway Capital’s business.

Raymond Be, Esq. Marianne Dobelbower, Esq. David Manion September 17, 2018 Page 7

21.	Briefly compare the risks of an investment in FSIC as compared to CCT. See Item 3(c) of Form N-14.

Although FSIC and CCT describe their respective risk factors somewhat differently, the risks associated with an investment in FSIC and CCT are substantially identical because FSIC and CCT have the same investment adviser and portfolio managers, are members of the same fund complex, co-invest in transactions with affiliates of the Advisor and have the same investment objectives and substantially similar investment strategies. The Company will revise the Registration Statement to clarify that there are no material differences between the risks of an investment in the Company and an investment in CCT.

Risk Factors

22.

We note that the disclosure includes a risk factor indicating that the Merger may trigger certain “change of control” provisions. Please supplementally confirm whether FSIC and CCT are aware of any significant agreements that will require a consent or waiver. To the extent there are any, consider identifying those consents and waivers in the disclosure and discussing whether such consents and waivers have been obtained.

The Company supplementally confirms that it and CCT have identified change of control provisions that would be triggered by the Merger in certain material contracts relating to the indebtedness of CCT. These contracts include (i) a loan and servicing agreement, dated as of December 2, 2015, among CCT Tokyo Funding LLC, CCT and Sumitomo Mitsui Banking Corporation and (ii) an amended and restated credit agreement, dated as of February 14, 2018, by and between Jersey City Funding LLC, various lenders party thereto, Goldman Sachs Bank USA, as administrative agent, State Street Bank and Trust Company, as collateral administrator and collateral agent, and Cortland Capital Markets Services, LLC, as collateral custodian. CCT is engaged in discussions with the counterparties to these contracts regarding the Merger. Neither the Company nor CCT anticipates that third-party consents will be an impediment to the closing of the Merger.

23.

We note that the disclosure includes a risk factor relating to the ability to increase leverage under the Small Business Credit Availability Act, or the SBCA Act. Please supplementally confirm whether FSIC intends to do so. If it does, please consider adding appropriate disclosure.

The Company supplementally confirms that it does not presently intend to increase leverage as permitted under the SBCA Act. This position remains subject to ongoing evaluation.

Raymond Be, Esq. Marianne Dobelbower, Esq. David Manion September 17, 2018 Page 8

24.	In the risk factor relating to Letter 12-40, please revise for plain English. Please supplementally confirm that the disclosure in that risk factor pertaining to KKR is up to date.

The Company will revise the risk factor as requested. The Company supplementally confirms that the disclosure in that risk factor pertaining to KKR is up to date.

25.

In the risk factor “International investments create additional risks,” the disclosure states that CCT expects to make investments in foreign portfolio companies. Please supplementally confirm whether FSIC makes investments in foreign companies and, if not presently, whether it intends to do so in the future.

Supplementally, the Company confirms that it has, and may continue to make, investments in portfolio companies that are domiciled outside of the United States to the extent permitted by the Investment Company Act of 1940, as amended. For a description of the Company’s investments in portfolio companies based outside of the United States, please see “Portfolio Companies of FS Investment Corporation” in the Registration Statement.

The CCT Annual Meeting

26.

The disclosure states that the Advisor is paying the costs associated with the solicitation of proxies for the CCT Annual Meeting, which appears to be inconsistent with disclosure included elsewhere. Please clarify the disclosure.

The Company will revise the disclosure to clarify that CCT is paying the costs associated with the solicitation of proxies for the CCT Annual Meeting.

Raymond Be, Esq. Marianne Dobelbower, Esq. David Manion September 17, 2018 Page 9

Part C

27.	Please supplementally confirm that the actual opinion of Dechert LLP will be filed prior to the effectiveness of the Registration Statement or, if not, please undertake to file it post-effectively.

The Company supplementally confirms that the actual opinion of Dechert LLP will be filed in a post-effective amendment to the Registration Statement.

28.	Please file the form of proxy card for each of FSIC and CCT as soon as possible.

The Company will file the form of proxy card for each of FSIC and CCT as exhibits to a pre-effective amendment to the Registration Statement.

* * * * * * *

Raymond Be, Esq. Marianne Dobelbower, Esq. David Manion September 17, 2018 Page 10

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

cc:	Stephen S. Sypherd

FS Investment Corporation